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B Impact Assessment™

Overall B Impact Score

Sekr

For Fiscal Year End Date:
December 31st, 2021

98.2



Your Company
B Corporation Certification Qualification
Your Country
Your Sector
Your Size Range
0
200

Governance

QUESTIONS ANSWERED 21/21

OVERALL SCORE **14.5**



Your Company
Your Country
Your Sector
Your Size Range
0
25

Workers

QUESTIONS ANSWERED 49/49

OVERALL SCORE **36.6**



Your Company
Your Country
Your Sector
Your Size Range
0
50

Community

51/51 41.5


Your Company
Your Country
Your Sector
Your Size Range
0
80

Environment

QUESTIONS ANSWERED 15/15

OVERALL SCORE **1.8**


Your Company
Your Country
Your Sector
Your Size Range
0
20

Customers

QUESTIONS ANSWERED 11/11

OVERALL SCORE **3.6**


Your Company
Your Country
Your Sector
Your Size Range
0
5